TORM plc
Birchin Court
20 Birchin Lane
London, EC3V 9DU
United Kingdom

November 28, 2017
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	TORM plc
Registration Statement on Form 20-F (No. 001-38294)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form 20-F, initially filed publicly with the Securities and Exchange Commission (the "Commission") on November 15, 2017, as thereafter amended, be accelerated so that it will be made effective at 4:00 p.m. Eastern Standard Time on November 30, 2017, or as soon thereafter as practicable, pursuant to Section 12(d) and Rule 12d1-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").
The undersigned registrant hereby requests accelerated effectiveness in connection with the completion of the registration of the Company's Class A common shares, par value $0.01 per share, under Section 12(b) of the Exchange Act, and planned listing on the Nasdaq Stock Market LLC.
Should you have any questions regarding this request, please do not hesitate to contact Gary J. Wolfe at (212) 574-1223 or Keith J. Billotti at (212) 574-1274 of Seward & Kissel LLP, counsel to the undersigned registrant.
Yours truly,

TORM plc

By:	/s/ Jacob Meldgaard
Name: Jacob Meldgaard
Title: Executive Director and Principal Executive Officer